SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Rule 13d-101
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 6)*
Emisphere Technologies, Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
291345106
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 30, 2009
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
Continued on following pages
(Page 1 of 13 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	291345106	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		5,101,144

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,101,144

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,101,144

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,797,905

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,797,905

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,797,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,599,035

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,599,035

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,599,035

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,028,459

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,028,459

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,028,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,627,494

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,627,494

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,627,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,425,399

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,425,399

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,425,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		11,519,697

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,519,697

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,519,697

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC

Item 5. Interest in Securities of the Issuer
SIGNATURES

Page 9 of 13 Pages
     This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 6, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”) and Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5” and, together with the Initial 13D, Amendment No. l, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D ”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. This Amendment No. 6 is being filed by the Reporting Persons to (i) report the increase in the number of Shares which the Reporting Persons may be deemed to beneficially own as a result of the receipt by the Reporting Persons of additional Convertible Notes as paid-in-kind interest on the Convertible Notes already held by the Reporting Persons and (ii) add Institutional Partners II as a Reporting Person. The Convertible Notes are immediately convertible into Shares upon receipt thereof by the Reporting Persons. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 5.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:
     The perecentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2009, which disclosed that there were 30,341,078 Shares outstanding as of May 1, 2009.

Page 10 of 13 Pages
All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.
     (a) (i) Master Account may be deemed the beneficial owner of 5,101,144 Shares (approximately 15.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act. This number consists of (A) 3,123,626 Shares held for the account of Master Account, (B) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (C) 1,140,622 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 696,761 Shares (approximately 2.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 424,818 Shares held for the account of Capital Partners (100), (B) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (C) 155,982 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.
          (iii) Advisors may be deemed the beneficial owner of 5,797,905 Shares (approximately 17.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 1,140,622 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, and (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 155,982 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.
          (iv) Institutional Partners II may be deemed the beneficial owner of 1,599,035 Shares (approximately 5.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 317,369 Shares held for the account of Institutional Partners II, (B) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 1,241,090 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.
          (v) Institutional Partners IIA may be deemed the beneficial owner of 4,028,459 Shares (approximately 12.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 799,549 Shares held for the account of Institutional Partners IIA, (B) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 3,126,685 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (vi) Institutional Advisors II may be deemed the beneficial owner of 5,627,494 Shares (approximately 16.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 317,369 Shares held for the account of Institutional Partners II, (2) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 1,241,090 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes and (B) (1) 799,549 Shares held for the Account

Page 11 of 13 Pages
of Institutional Partners IIA, (2) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 3,126,685 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (vii) Fund Management may be deemed the beneficial owner of 11,425,399 Shares (approximately 30.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.
          (viii) Dr. Rachesky may be deemed the beneficial owner of 11,519,697 Shares (approximately 31.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors and Institutional Advisors II, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 75,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 5,101,144 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 5,101,144 Shares which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 696,761 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 696,761 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 5,797,905 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 5,797,905 Shares which may be deemed to be beneficially owned by Advisors as described above.

Page 12 of 13 Pages
          (iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,599,035 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,599,035 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.
          (v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 4,028,459 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 4,028,459 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
          (vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,627,494 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,627,494 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.
          (vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 11,425,399 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 11,425,399 Shares which may be deemed to be beneficially owned by Fund Management as described above.
          (viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 11,519,697 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 11,519,697 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) On May 15, 2009, the Issuer granted Dr. Rachesky 75,000 non-qualified stock options in the aggregate.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
          (iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
     (e) Not applicable.

Page 13 of 13 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 2, 2009	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact